Rick R. Holley President and Chief Executive Officer Plum Creek Timber Company, Inc. 999 Third Avenue, Suite 4300 Seattle Washington 98104

May 28, 2010

Mr. Tom Kluck, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Plum Creek Timber Company, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 and 2010 Definitive Proxy Statement

Dear Mr. Kluck:

This letter is submitted on behalf of Plum Creek Timber Company, Inc. (“Plum Creek”) in response to your letter dated May 17, 2010 (“Comment Letter”) concerning Plum Creek’s disclosures in its Form 10-K Annual Report for the Year Ended December 31, 2009 (“Form 10-K”) and in its 2010 definitive proxy statement (“Proxy Statement”). Plum Creek’s responses to the Comment Letter, along with certain requested acknowledgements, are hereby submitted below.

Form 10-K Comments

1.	In future filings please provide more complete disclosure regarding your real estate interests. For example, you should indicate the geographic areas in which you propose to acquire real estate or interests in real estate. Also provide information regarding the location and general character of any material properties you own. In addition, please disclose the nature of your title or interest in such properties and describe in greater detail all material mortgages, liens or other encumbrances against such properties. Please tell us how you intend to comply.

Response: We note the Staff’s comment and propose to provide the following disclosure (or substantially similar disclosure) in future 10-K filings regarding the geographic areas in which we expect to make future timberland acquisitions:

“We expect that any future acquisitions of timberlands would be in or near states in which we currently own timberlands.”

We also believe that we have provided the required disclosures regarding our real estate interests in accordance with Item 102 of Regulation S-K. Specifically, we refer readers to the Business section discussion of the location and description of properties and the encumbrances related to such properties. According to our business segments, we disclose the amount of timberlands owned by us, including the amount leased by us, as well as the geographic areas in which our timberlands are located. We disclose the restrictions on our ability to encumber our timberlands as well as the nature of our title in such properties. We also disclose our acquisition strategy with respect to timberlands.

In addition, in the case of our manufacturing facilities, we disclose the location and general character of such facilities, including the productive capacity of such facilities and the extent of our utilization of such facilities, as reflected in the actual production amounts at such facilities.

Finally, we express our view as to the suitability and adequacy of our timberlands and manufacturing facilities with respect to our current operations, the basis for which is discussed more fully in the Business section.

In light of the foregoing, at this time, we do not believe that any additional disclosures regarding our real estate interests are necessary or appropriate in future filings.

2.	Refer to the Form of Primary Insurance Policy which is included as Exhibit 10.5 to your Form 10-K. We note that the agreement, as filed, omits schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement or tell us why you believe this information is no longer material to investors.

Response: In our view, this insurance policy is no longer material to investors and will no longer be included in future 10-K filings. The transaction to which the tax insurance policy relates was the merger transaction between Plum Creek and several subsidiary corporations of The Georgia Pacific Corporation, which closed on October 6, 2001. As a result of Georgia Pacific and the Internal Revenue Service entering into a pre-filing agreement with respect to the tax consequences of the matter that was the subject of the insurance policy, Plum Creek no longer believes that the insurance policy is a material contract.

3.	We note your disclosure on pages 4 and 5 of your Form 10-K that you have entered into several log supply agreements which require you to supply a specified volume of time to certain manufacturing facilities in the U.S. and Canada. Please file these agreements as exhibits in accordance with item 601(b)(10) of Regulation S-K or in the alternative please explain why these agreements should not be filed.

Response: Item 601(b)(10) of Regulation S-K requires registrants to file contracts that are not made in the ordinary course of its business and which are material to the registrant. Contracts that ordinarily accompany the kind of business conducted by the registrant are deemed to have been made in the ordinary course of business unless, among other circumstances, the contract is material in amount or significance and the registrant’s business is substantially dependent on the contract.

Plum Creek routinely enters into log supply contracts in the ordinary course of its business, and none of them are material to the company. We have entered into many such supply contracts, which together cover all of our various operating regions and generally provide for regional market-based pricing. Our business does not substantially depend on any one of these supply contracts, and we do not believe that the loss of any one of these agreements would have a material impact on our results of operations. For these reasons, Plum Creek does not believe that any of its log supply contracts are required to be filed as exhibits to its periodic reports filed under the Securities Exchange Act of 1934, as amended.

Proxy Statement Comments

4.	We note your disclosure on page 15 that the amounts shown do not include restricted stock units held by executive officers. Please explain your basis under Rule 13d-3 for excluding restricted stock units from your beneficial ownership table.

Response: Item 403 of Regulation S-K requires disclosure of each class of equity security of the registrant beneficially owned by directors and executive officers of the registrant. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The definition of the term “equity security” for purposes of Regulation 13D specifically excludes “securities of a class of non-voting securities.”

Restricted Stock Units (“RSUs”) are awarded to Plum Creek’s executive officers under the company’s Amended and Restated Stock Incentive Plan approved by shareholders in May of 2004. Upon vesting, each RSU converts to one share of Plum Creek common stock. However, prior to vesting, RSUs do not confer any of the rights or privileges of a shareholder with respect to shares of Plum Creek common stock, except that holders of RSUs have the right to receive a cash payment equal to any dividend or distribution declared and paid on Plum Creek common stock. See Section E.2 of the Form of 2010 Award Agreement filed as Exhibit 10.21 to the Form 10-K (Voting and Other Rights. Unless and until a certificate or certificates representing shares of Stock shall have been issued by the Company to Employee in connection with … the payment of Stock in connection with Vested Restricted Stock Units, Employee shall not be, or have any of the rights or privileges of a shareholder of the Company with respect to, shares of Stock.). See also Section 6 of the Amended and Restated Stock Incentive Plan included as an appendix to Plum Creek’s definitive proxy statement on Schedule 14A filed on March 29, 2004

(Participants who receive Restricted Stock Units shall have no rights as stockholders with respect to such Restricted Stock Units until such time as share certificates for Stock are issued to the Participants; provided, however, that during the applicable Restricted Period for all Restricted Stock Units awarded hereunder, the Company shall pay to each such Participant an amount equal to the sum of all dividends and other distributions paid by the Company on that equivalent number of shares of Stock.).

In light of the foregoing, we do not believe that RSUs should be included in amounts reported in the beneficial ownership table except for awards that vest within sixty days of the record date of the relevant stockholder meeting. For purposes of the Proxy Statement, no RSUs were scheduled to vest within sixty days of March 10, 2010, so no outstanding RSUs were included in the amounts reported in the beneficial ownership table.

In addition to the foregoing responses to the Comment Letter, Plum Creek hereby acknowledges that:

•	Plum Creek is responsible for the adequacy and accuracy of the disclosure in its Form 10-K and Proxy Statement;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K or the Proxy Statement; and

•	Plum Creek may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact Jose J. Quintana, our Assistant General Counsel, at (206) 467-3694.

Sincerely,

/s/ Rick R. Holley
Rick R. Holley President and Chief Executive Officer Plum Creek Timber Company, Inc.

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